**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**November 18, 2009**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**Valeant Pharmaceuticals International**

**File No. 001-11397 - CF# 24289**

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Valeant Pharmaceuticals International submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 2, 2009.

Based on representations by Valeant Pharmaceuticals International that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| | |
|---|---|
| Exhibit 2.1 | through November 2, 2011 |
| Exhibit 10.1 | through August 15, 2019 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Christian Windsor
Special Counsel